CUSIP No. 51827W103                                           Page 1 of 14 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                               NUWAY ENERGY, INC.
                                (Name of Issuer)

                         Common Stock, $.00067 par value
                         (Title of Class of Securities)


                                    51827W103
                                 (CUSIP Number)

                               Mr. David Matteson
                        Augustine Capital Management, LLC
                                 141 W. Jackson
                                   Suite 2182
                                Chicago, IL 60604
                                 (312) 427-5461
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 51827W103                                           Page 2 of 14 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Augustine Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       1,622,520
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,622,520
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,622,520
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            31.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN

================================================================================

CUSIP No. 51827W103                                           Page 3 of 14 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Augustine Capital Management, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       1,622,520
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,622,520
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,622,520
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            31.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN

================================================================================

CUSIP No. 51827W103                                           Page 4 of 14 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Augustine Group, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       1,622,520
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,622,520
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,622,520
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            31.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN

================================================================================

CUSIP No. 51827W103                                           Page 5 of 14 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Thomas Duszynski
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       1,622,520
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,622,520
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,622,520
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            31.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN

================================================================================

CUSIP No. 51827W103                                           Page 6 of 14 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           David M. Matteson
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       1,622,520
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,622,520
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,622,520
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            31.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN

================================================================================

CUSIP No. 51827W103                                           Page 7 of 14 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Brian D. Porter
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       1,622,520
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,622,520
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,622,520
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            31.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN

================================================================================

CUSIP No. 51827W103                                           Page 8 of 14 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           John T. Porter
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       1,622,520
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,622,520
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,622,520
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            31.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN

================================================================================

CUSIP No. 51827W103                                           Page 9 of 14 Pages


Item 1.   Security and Issuer

       This is Amendment No. 2 to the Schedule 13D (the "Original 13D") originally filed jointly by Augustine Capital Management, LLC ("Augustine Capital"), Augustine Fund, LP ("Augustine Fund"), John T. Porter, Brian D. Porter, Thomas Duszynski, David M. Matteson (collectively, the "Group") and certain other individuals and entities.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $.00067 per share ("Common Stock"), of NuWay Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 19100 Von Karman Ave, Suite 450, Irvine, California 33162. The joint filing agreement of the persons filing this Schedule 13D is attached as Exhibit 1.

Item 2.  Identity and Background

       (a)-(c) This statement is filed by each member of the Group with respect to the shares of Common Stock beneficially owned by the Group. Augustine Capital is the general partner of Augustine Fund. The controlling members, directors and officers of Augustine Capital are Thomas Duszynski, David M. Matteson, Brian D. Porter and John T. Porter. The business address of each member of the Group is 141 W. Jackson, Suite 2182, Chicago, Illinois 60604. The principal employment of Thomas Duszynski, Brian D. Porter and John T. Porter, is investing in securities, conducted through Augustine Capital and Augustine Fund. The principal employment of David M. Matteson is as an officer of certain of the Augustine Entities. Augustine Capital is a Delaware limited liability company and Augustine Fund is an Illinois limited partnership.

       (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

       The amount of funds expended to date by Augustine Fund to acquire the 1,289,377 shares of Common Stock it currently holds in its name is $1,736,056. Such funds were provided from Augustine Fund's available capital. The amount of funds expended to date by Brian D. Porter to acquire the 302,857 shares of Common Stock he currently holds in his name is $500,000. Such funds were provided from Mr. Porter's available capital. The amount of

CUSIP No. 51827W103                                          Page 10 of 14 Pages

funds expended to date by David M. Matteson to acquire the 30,286 shares of Common Stock he holds in his name is $50,000. Such funds were provided from Mr. Matteson's available capital.

Item 4.  Purpose of Transaction

       The members of the Group initially acquired the shares of Common Stock beneficially owned by the members of the Group with the intent to exercise control of the Issuer, as described in the Original 13D. Since that time, and since the composition of the Group has changed, the members of the Group no longer intend to exercise control of the Issuer and hold their shares of Common Stock with investment intent.

       Each member of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

       The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 5,178,783, reported as the number of outstanding shares as of March 31, 2002, on a Form 10-QSB for the period ended March 31, 2002. All purchases and sales of Common Stock reported herein were made in private transactions.

(A)      Augustine Capital

         (a)-(b)  See cover page.

         (c) Augustine Capital has effected no transactions in the Common Stock during the past sixty days (other than through Augustine Fund).

         (d) Decisions regarding the Common Stock with respect to Augustine Capital, the general partner of Augustine Fund, are made by the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter, Thomas Duszynski, and David M. Matteson.

         (e)  N/A.

(B)      Augustine Fund

         (a)-(b)  See cover page.

         (c) Augustine Fund has effected no transactions in the Common Stock during the past sixty days.

CUSIP No. 51827W103                                          Page 11 of 14 Pages


         (d) Decisions regarding the Common Stock with respect to Augustine Fund, the general partner of which is Augustine Capital, are made by the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter, Thomas Duszynski, and David M. Matteson.

         (e)  N/A.

 (C)     John T. Porter

         (a)-(b)  See cover page.

         (c) John T. Porter has effected no transactions in the Common Stock (other than through Augustine Fund).

         (d)  N/A.

         (e)  N/A.

 (D)     Brian D. Porter

         (a)-(b)  See cover page.

         (c) Brian D. Porter has effected no transactions in the Common Stock during the past sixty days.

         (d)  N/A.

         (e)  N/A.

(E)      Thomas Duszynski

         (a)-(b)  See cover page.

         (c) Thomas Duszynski has effected no transactions in the Common Stock (other than through Augustine Fund).

         (d)  N/A.

         (e)  N/A.

(F)      David M. Matteson

         (a)-(b)  See cover page.

CUSIP No. 51827W103                                          Page 12 of 14 Pages


         (c) David M. Matteson has effected no transactions in the Common Stock during the past sixty days.

         (d)  N/A.

         (e)  N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Delano Group Securities LLC, a Delaware limited liability company formerly owned by certain of the Augustine Entities, earlier entered into an agreement with the Issuer to provide placement and investment banking services to the Issuer, pursuant to which it received warrants to purchase 1.5 million shares of Common Stock at $1.75 per share. A copy of that warrant agreement is attached as Exhibit 2. The warrants granted to Delano Group Securities LLC were cancelled by mutual agreement with the Issuer on February 21, 2002. Other than that Agreement, the Joint Filing Agreement filed as Exhibit 1 to this filing and as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         No.      Description
         ---      -----------

          1      Joint Filing Agreement.

          2 Form of Warrant Agreements entered into between the Issuer and each of Devenshire Management, Alliance, David M. Matteson and Delano Group Securities LLC.*

          3      Copy of the Issuer's 6% Convertible Debentures, due June 13,
                 2001.*

---------------------
*Filed with the Original 13D.

CUSIP No. 51827W103                                          Page 13 of 14 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 22, 2002

                                         AUGUSTINE FUND, L.P.

                                         By:  AUGUSTINE CAPITAL MANAGEMENT, LLC
                                              General Partner

                                         By:      /s/ John T. Porter
                                                  John T. Porter, President


                                         AUGUSTINE CAPITAL MANAGEMENT, LLC

                                         By:      /s/ John T. Porter
                                                  John T. Porter, President




By:    /s/ Thomas Duszynski
        Thomas Duszynski

By:    /s/ David M. Matteson
        David M. Matteson

By:    /s/ Brian D. Porter
        Brian D. Porter

By:    /s/ John T. Porter
        John T. Porter